

FOR: GOTTSCHALKS INC.

CONTACT: Gregory Ambro
                              Chief Financial Officer
                              (559) 434-4800

                              Financial Dynamics:
                              Leigh Parrish, Rachel Albert
                              (212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE: SFGOT/ESFGOT

FOR RELEASE ON THURSDAY, JUNE 29, 2006 at 7:30 A.M. E.D.T.

GOTTSCHALKS CHAIRMAN ANNOUNCES PLANNED RETIREMENT
~ Dr. Joseph Penbera appointed Lead Director ~

FRESNO, CA – June 29, 2006 – Gottschalks Inc. (NYSE: GOT) today announced the planned retirement of Mr. Joseph Levy, who has served as Chairman of the Board since the Company first went public in 1986. Mr. Levy announced his retirement at the Company's annual shareholders meeting which was held yesterday at the Company's headquarters in Fresno. Mr. Levy, who is a member of Gottschalks founding family, will remain as Chairman through the balance of the year to ensure an orderly transition and, thereafter, will remain on the Company's Board of Directors.

Dr. Joseph Penbera, a member of the Company's Board of Directors, has been elected Lead Director effective immediately. In this newly created role, Dr. Penbera will succeed Mr. Levy in presiding over executive and special sessions of the Company's Board of Directors and will facilitate information flow and communication between the directors and the Chief Executive Officer and President, Jim Famalette. In addition, Dr. Penbera will coordinate the initiatives of the Board committees and will work with Mr. Famalette on other matters specified by the Board.

Mr. Levy commented, "I am very proud of what Gottschalks has accomplished over the last 50 years. Emil Gottschalks founded this Company in 1904 and I have every confidence that Joe and Jim will successfully lead Gottschalks into its next chapter as we continue to execute our long-term growth strategy and maximize shareholder value."

Dr. Penbera said, "We thank Mr. Levy for the significant contributions he made to Gottschalks over the last twenty years. I am very pleased with the opportunities presented through this new position and look forward to meeting the challenges ahead."

Dr. Penbera was elected to the Gottschalks Board of Directors when the Company first went public in 1986, and currently serves as Chairman of the Audit Committee and a member of the Compensation Committee. Dr. Penbera also serves as a Director and Chairman of the Audit Committee of Rug Doctor, Inc. and Blast Energy Services, Inc. In 2005, he was appointed a Senior

Fulbright Scholar by the U.S. Department of State/CIES working principally in the field of international corporate governance. Dr. Penbera is a professor at, and former dean of, the Craig School of Business in Fresno. He is a member of the Financial Executives Institute, National Association of Corporate Directors and the National Forensic Center, and completed the audit and governance and senior finance programs at Harvard.

Jim Famalette, president and chief executive officer of Gottschalks concluded, "We are very appreciative of the leadership Mr. Levy has provided during his tenure and plan to maintain the strategic direction and objectives that were established while he served as Chairman. The Board and senior management will continue to work towards differentiating the Gottschalks brand by maintaining our focus on our customers and driving long-term growth."

About Gottschalks
Gottschalks is a regional department store chain, currently operating 62 department stores and 6 specialty apparel stores in six western states, including California (39), Washington (9), Alaska (6), Oregon (3), Nevada (2) and Idaho (3). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements
This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of the stores acquired from Lamonts Apparel, Inc., or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. Gottschalks does not presently intend to update these statements and undertakes no duty to any person to effect any such update under any circumstances.

###